SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                    IElement, Inc.
                                   (Name of Issuer)


                             COMMON STOCK $.001 PAR VALUE
                            (Title of Class of Securities)


                                     56032W 10 3
                                    (CUSIP Number)


                                   Barry F. Brault
                                7742 Paseo Del Rey #7
                               Playa Del Rey, CA 90293
                                   (310) 822-6944

           (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                     January 18, 2005
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     56032W 10 3
         _________________________________________________________________

                                     SCHEDULE 13D

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): (S.S. or I.R.S. Identification Nos. of person not required).

Barry F. Brault

2) Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) [  ]

	(b) [X]

3) SEC Use Only

4) Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e):   [  ]

6) Citizenship or Place of Organization:  U.S.

Number of         (7) Sole Voting Power:  11,042,682
Shares
Beneficially      (8) Shared Voting Power:  0
Owned by
Each              (9) Sole Dispositive Power:  11,042,682
Reporting
Person            (10) Shared Dispositive Power:  0
With

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  11,042,682

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 13.4%

14) Type of Reporting Person (See Instructions):  IN
        ____________________________________________________________________

ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of IElement, Inc., a Nevada Incorporation (the "Company"), with its principal executive offices located at 17194 Preston Road, Suite 102, PMB 341, Dallas, TX 75248.

ITEM 2.        IDENTITY AND BACKGROUND.

This Statement is being filed by Barry F. Brault, an individual residing in the State of California and is a citizen of the United States of America ("Brault"). Brault's business address is 7742 Paseo Del Rey #7, Playa Del
Rey, CA 90293.

Brault has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

On January 14, 2005, the Issuer entered into a Securities Purchase Agreement with Brault (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Brault was issued an aggregate of eleven million forty-two thousand six hundred eighty-two (11,042,682) shares of common stock of the Issuer (the "Securities").

Brault is the holder of certain promissory notes in which the Issuer was loaned a total of Two Hundred Seventy-Three Thousand Seven Hundred Fifty Dollars ($273,750.00). As of the date of the Purchase Agreement, the principal and interest owed to Brault totalled Four Hundred Thirty-Nine Thousand Two Hundred Thirty-Three Dollars and Forty-Seven Cents ($439,233.47) (the "Outstanding Balance"). Brault purchased eight million seven hundred eighty-four thousand six hundred sixty-nine shares of the Issuer in consideration of the release of the Issuer's obligation to repay the Outstanding Balance.

On November 9, 2004 the Issuer entered into an Agreement and Plan of Merger (the "Merger") with Mailkey Acquisition Corp. and IElement, Inc.(merged out of existance) ("IEI"). Pursuant to the Merger, the Issuer would issue 3.52 shares of common stock of Issuer in exchange for one share of IEI held prior to the Merger.

Prior to the Merger, Brault was the record holder of six hundred forty-one thousand four hundred eighty-one (641,481) shares of common stock of IEI. In accordance with the terms of the Merger, Brault was issued two million two hundred fifty-eight thousand thirteen (2,258,013) shares of common stock of the Issuer on January 18, 2005.

ITEM 4.        PURPOSE OF TRANSACTION.

For investment purposes, Brault acquired the Securities in exchange for cancellation of Issuer's debt obligation to Brault and by an exchange of IEI shares for shares of the Issuer pursuant to the Merger Agreement.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

	(a) As of January 18, 2005, Brault is the record and beneficial owner of 11,042,682 shares of Common Stock. This number represents 13.4% of the issued and outstanding shares of Common Stock, based on 82,572,191 shares of common stock issued and outstanding as of January 18, 2005.

	(b)	Brault has the sole power to vote or to direct the vote of the
11,042,682 shares of Common Stock held by him and has the sole power to dispose or to direct the disposition of 11,042,682 shares of Common Stock held by him

	(c) Not applicable.

	(d)  Not applicable.

	(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    February 6, 2006




By:  /s/ Barry F. Brault
     ____________________________
        Barry F. Brault